

August 21, 2025

Kuangtao Wang
Chief Executive Officer and Chairman
NFT Limited
Office Q 11th Floor, Kings Wing Plaza 2,
No.1 Kwan Street, Sha Tin, New Territories
Hong Kong

> **Re: NFT Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed August 15, 2025**
> **File No. 333-288243**

Dear Kuangtao Wang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 30, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1

General

1. We note your response to prior comment 1. Please address the following:
    - With a view towards revised disclosure, please tell us why the conversion price remained the same at $2.1614 when the company agreed to amend the Notes to provide registration rights on June 3, 2025.
    - You state in the response letter that the registration of the Ordinary Shares was a "contractual obligation of the Company following the Selling Stockholders' payment of the full conversion price for the Ordinary Shares issuable upon conversion of the Notes issued in the private placement financing and not a condition precedent thereto." Please clarify in your disclosure whether the Selling

       Stockholders have converted their Notes and at what price.

- You state in the response letter and in various places throughout the prospectus that the Selling Stockholders are restricted from converting the Notes to the extent that such conversion would result in the Selling Stockholder's beneficial ownership exceeding 4.99%, or, if the Company's market capitalization is less than $15,000,000, 9.99%. However, it appears that you removed Sections 11 and 12, which included such ownership limitations, from the Amended and Restated Convertible Promissory Note. Please revise your analysis accordingly and make appropriate revisions to your prospectus.

     Please contact Irene Paik at 202-551-6553 or Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Joan Wu, Esq.